For the year ended March 31, 2006

IT'S A BRAND NEW WORLD, ENJOY IT!

ANNUAL REPORT 2006



AQUOS



Outstanding detail with full high-definition
AQUOS LCD TV

A brand that brings hopes and dreams alive

Create things the world has never seen. This concept is personified in Sharp's predisposition for creativity. With a string of Japan-first and world-first products from TVs and electronic calculators to solar cells and LCDs, Sharp can bring your hopes and your dreams alive. And our one-of-a-kind products stimulate new lifestyles for peoples the world over.

Brief Description of Securities Report

(Based on Securities & Exchange Law 24-1)

The 112th fiscal year, Starting on April 1, 2005 and Ending on March 31, 2006

To: Director of The Kanto Finance Bureau

Presented on June 22, 2006

Company Name : Sharp Corporation

Name and Title of Representative : Katsuhiko Machida, President

Address of Head Office : 22-22, Nagaike-cho, Abeno-ku, Osaka, Japan
Telephone Number : +81-6-6621-1221
Responsible Officer : Tetsuo Onishi
Corporate Director and Group General Manager
of Corporate Accounting and Control Group

Address of Nearest Liaison Office : 8, Ichigaya, Hachiman-cho, Shinjuku-ku, Tokyo, Japan
(Sharp Corporation, Tokyo Ichigaya Building)
Telephone Number : +81-3-3260-1161
Responsible Officer : Kenichi Nagai
Manager of Investor Relations,
Corporate Accounting and Control Group

Location where Securities Report is available to the public : Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchange and Sharp Corporation, Tokyo Branch


AQUOS


FOMA

Enjoy music with prolonged playback capability
Mobile phone FOMA® SH902iS

A brand that helps define who you are

Owning something different from the rest. That is true self-expression. Sharp delivers products overflowing with originality, and featuring sophisticated design and outstanding performance. Choose the one that best defines who you are. There's no need to look any further.


vodafone
A/a
CLEAR
/BACK
2 ABC
3 DEF
4 GHI
5 JKL
6 MNO
7 PQRS
8 TUV
9 WXYZ

Equipped with "One Seg" terrestrial digital
broadcasting capability
Mobile phone Vodafone 905SH


HEALSIO
SHARP

Cook with superheated steam
HEALSIO

A brand that cares for our earth and ensures healthy, comfortable living

Protect the environment and conserve limited resources. Live healthily and comfortably. This is the widespread dream of many in today's world. And it is Sharp that provides eco-conscious and health-conscious products, contributing to the sustainability of the earth and humankind — this is the mission of the Sharp brand in the 21st century.

Contribute to environmental preservation

Photovoltaic module

Sharp is the world's No.1* in solar cell production

* According to *PV News*, a photovoltaic newsletter in the U.S.A. (March 2006 issue)



Financial Highlights

Sharp Corporation and Consolidated Subsidiaries
Years Ended March 31

	Yen (millions)					U.S. Dollars (thousands)
	2002	2003	2004	2005	**2006**	**2006**
Net Sales	¥ 1,803,798	¥ 2,003,210	¥ 2,257,273	¥ 2,539,859	**¥ 2,797,109**	**$ 24,113,009**
Net Income	11,311	32,594	60,715	76,845	**88,671**	**764,405**
Net Income per Share of Common Stock (yen and U.S. dollars)	10.10	29.37	55.37	70.04	**80.85**	**0.70**
Cash Dividends per Share of Common Stock (yen and U.S. dollars)	14.00	15.00	18.00	20.00	**22.00**	**0.19**
Shareholders' Equity	926,856	902,116	943,532	1,004,326	**1,098,910**	**9,473,362**
Total Assets	1,966,909	2,004,832	2,150,250	2,385,026	**2,560,299**	**22,071,543**
Number of Shares Outstanding (thousands of shares)	1,110,598	1,089,855	1,090,672	1,091,075	**1,090,901**	**—**
Number of Employees	46,518	46,633	46,164	46,751	**46,872**	**—**

(Notes) 1. The translation into U.S. dollar figures is based on ¥116=U.S.$1, the approximate exchange rate prevailing on March 31, 2006. All dollar figures herein refer to U.S. currency.
2. The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each fiscal year.
3. The number of shares outstanding is net of treasury stock.
4. Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Standards Implementation Guidance No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share"), prior year figures have not been restated.

Net Sales (billions of yen)


1,803
2,003
2,257
2,539
2,797
02
03
04
05
06

Net Income (billions of yen)


11
32
60
76
88
02
03
04
05
06

Net Income per Share (yen)


10
29
55
70
80
02
03
04
05
06

Forward-Looking Statements

This annual report contains certain statements describing the future plans, strategies and performance of Sharp Corporation and its consolidated subsidiaries (hereinafter "Sharp"). These statements are not based on historical or present fact, but rather assumptions and estimates based on the current information available. These plans, strategies and performance are subject to known and unknown risks, uncertainties and other factors. Sharp's actual performance, business activities and financial position may differ materially from the assumptions and estimates supplied on account of such risks, uncertainties and other factors. Sharp is under no obligation to update these forward-looking statements in light of new information, future events or any other factors. The risks, uncertainties and other factors that could affect actual results include, but are not limited to:
(1) The economic situation in which Sharp operates
(2) Sudden, rapid fluctuations in demand for Sharp's products and services, as well as intense price competition
(3) Changes in exchange rates (particularly between the yen and the U.S. dollar, the euro and other currencies)
(4) Sharp's ability to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products and services
(5) Regulations such as trade restrictions in other countries

Profile

Since its founding in 1912, Sharp has consistently created Japan-first and world-first products by challenging the bounds of conventional thinking and attempting what has never been done before. Sharp has fashioned a global name as a comprehensive electronics manufacturer with a focus on consumer and information products such as LCD TVs and mobile phones and on electronic components such as LCDs and LSIs.

Contents

Aiming for stable growth through heightened brand value worldwide



President **Katsuhiko Machida**

Fiscal 2005 in review

Sharp posted record high sales for the third successive year in fiscal 2005. Consolidated net sales amounted to ¥2,797.1 billion, up 10.1% over the previous year, as a result of sales growth in core products, notably LCD TVs and mobile phones, combined with strong sales of key devices, such as LCDs and solar cells.

With regard to profits, operating income totaled ¥163.7 billion, up 8.4% from the previous year, due to expanded sales of our uniquely featured products and devices. Despite the negative impact of continued market price erosion in the electronics industry, especially in digital appliances, we were able to increase profit by promoting thorough cost-cutting measures. Net income was ¥88.6 billion, up 15.4%. We also registered historic highs in both of these profit indicators in fiscal 2005. (For further details of financial results, please refer to the Financial Section on page 28.)

Taking a look at major initiatives undertaken during fiscal 2005, in Consumer/Information Products, we enhanced our lineup of large-size high-definition LCD TVs in anticipation of the genuine advent of the digital high-definition TV era. Elsewhere, we worked to enhance our range of high-value-added products, such as mobile phones equipped with our original, cutting-edge devices, thus aiming for higher profit. In Electronic Components, we expanded production capacity at the Kameyama No. 1 Plant stepwise to meet burgeoning demand for LCD panels for TVs, and started construction of the Kameyama No. 2 Plant. As for photovoltaic power generation systems, we continued to take aggressive measures to expand the business, including the commencement of


65"
45"
37"
37"
45"
57"

AQUOS full high-definition LCD TVs

mass production of thin-film photovoltaic modules.

Initiatives in key businesses in fiscal 2006

Sharp seeks to drive significant progress in fiscal 2006 by strengthening efforts in the following key businesses.

LCD TVs

Demand for LCD TVs is increasing globally, and within this product category, ongoing advancement in digital, high-definition broadcasting around the globe has begun to spur high demand for large-screen, high-definition TVs. Accordingly, Sharp seeks to strengthen sales of large-size LCD TVs, especially full high-definition models which have a resolution of 2.07 million pixels, the same number as high-definition broadcasting.

On a production front, we will continue with efforts to create an optimum global production system. Sharp is already engaged in integrated LCD TV production, covering the back-end processes of LCD panels and final assembly of LCD TVs, in Japan, China and Malaysia. To cope with the growing LCD TV market in Europe, Sharp is constructing a new LCD module plant in Poland, reflecting our desire to have integrated LCD TV production in Europe as well. Operations at this plant are set to get underway in January 2007. Through the creation of such a worldwide production system, Sharp will be able to roll-out highly-advanced LCD TVs to the global market in a timely manner.

Mobile phones

In Japan, "One segment broadcasting" or "One Seg," a new type of terrestrial digital broadcasting for mobile equipment, began in April 2006, and "Mobile Number Portability," which allows users to change mobile phone operators without changing phone number, is scheduled to start in November this year. Sharp sees such new services as great business opportunities, and is aiming to make timely launch of uniquely featured mobile phones that take full advantage of our own devices, such as proprietary LCDs. Overseas, Sharp is committed to further strengthening its expansion in the European market, where the widespread adoption of 3G is going into high gear, and to growing business scale in Asian markets.

LCDs

Demand for large-size LCD panels has been rising steadily as the LCD TV market expands. In response, in March 2006, Sharp enhanced its production capacity at the Kameyama No. 1 Plant, suitable for the production of LCD panels for 30-inch-class TVs. We will also begin operations at the Kameyama No. 2 Plant to bolster production of LCD panels for large-screen TVs of 40 inches and larger to meet rapidly growing demand of large-size LCD TVs. The Kameyama No. 2 Plant will be the first in the world to employ eighth generation (8G) glass substrates, which are optimal for production of LCD panels for 40-inch-class and 50-inch-class TVs. Besides increasing the size of the glass substrates, we will make use of advanced materials and implement production innovations that improve manufacturing effi-


No. 2 Plant
No. 1 Plant
The Kameyama Plant (Mie Prefecture)

ciency. Sharp intends to continue enhancing production capacity for large-size LCD panels while working to strengthen cost competitiveness. At the same time, we will focus on developing fresh technologies that improve the performance of LCD panels and that contribute to the advancement of the LCD TV market.

Sharp possesses a number of one-of-a-kind technologies for small- and medium-size LCDs, which are used in mobile phones, game consoles and other electronic equipment. Among these, our System LCDs have received high acclaim from set makers for their high-added-value in revolutionizing mobile equipment. We increased production capacity for System LCDs in April 2006 to meet ongoing strong growth in demand. Going forward we foresee the demand for small- and medium-size LCD panels expanding further in various types of applications, particularly for use inside automobiles and in mobile media players. We will continue to promote business expansion through the development of panels that meet a wide variety of needs in new fields.

Photovoltaic power generation systems

Demand for photovoltaic power generation systems is growing around the world, reflecting increased awareness of global environmental conservation and the impact of high crude oil prices, factors which have driven greater interest in renewable energy forms. In this light, Sharp has been boosting production capacity stepwise for solar cells, which has made us the world's leading producer* in terms of production volume for six consecutive years since 2000. In fiscal 2006, we are considering a further expansion in production capacity.

* According to *PV News*, a photovoltaic newsletter in the U.S.A. (March 2006 issue)

We are forecasting an increase in demand for thin-film solar cells as well as single-crystal and polycrystalline solar cells. The thin-film solar cells have an outstanding feature of using 1/100th the amount of silicon compared to crystalline types. In addition, they can be used as transparent "see-through" modules, therefore the demand for the modules as building materials is expected to grow. We intend to aggressively expand business in this area in the coming years.

Medium-term challenges and company responses

Sharp views the following as key challenges to overcome in order to realize stable growth over the medium-term.

Secure competitive advantage and boost brand value in the global market

To secure competitive advantage in the global market, Sharp seeks to further strengthen the development of original cutting-edge devices that incorporate our unique technology and to accelerate the creation of one-of-a-kind products befitting the new era. We are committed to achieving stable growth into the future by further enhancing our brand value globally. (For further details of specific initiatives to raise brand value, please refer to the Special Feature on pages 13-18.)

Reinforce efforts to protect the environment

Leveraging our energy-creating and energy-saving technologies, we aim to achieve our corporate vision of being a company that has "zero global warming impact" by fiscal 2010. We will contribute to the realization of a sustainable society by pursuing coexistence between business expansion and environmental protection. Specifically, we will work to reduce the environmental burden at our factories, along with expanding our range of energy-creating products of solar cells and energy-saving products such as LCD TVs.

Strengthen business foundations to support innovative manufacturing

Sharp will strengthen the fundamentals of its manufacturing activities, which we see as a driving force for future growth. These include establishing an efficient value-chain which enables production within a short timeframe at low cost and promoting global procurement activities. We will also enhance intellectual property strategies by working in close coordination with R&D and corporate business strategies.

Evolve into an organization with heightened corporate competitiveness

In an effort to achieve further corporate competitiveness, Sharp will take measures to improve organizational and individual capabilities. Specifically, we will evolve our organization to be more capable of swift decision-making with strategic perspective. We will also nurture our core personnel from a global standpoint and create a working environment for productive work that brings vitality to the workplace.

Raise shareholder value

Sharp considers distributing profits to shareholders to be one of the most important management objectives. While maintaining consistently stable dividend pay-outs, and while carefully considering our consolidated business performance and financial situation in a comprehensive manner, we implement policies to return profits to our shareholders, such as increasing the amount of periodic dividends. For fiscal 2005, we distributed a total annual dividend of ¥22 per share, an increase of ¥2 over the previous year. With this dividend increase, our dividends have been raised for six consecutive years from fiscal 2000 through 2005. We plan to increase the total annual dividend a further ¥2 to ¥24 in fiscal 2006.

To raise the efficiency of shareholder equity and further enhance shareholder value, Sharp employs a treasury stock system, where we consider buying back outstanding shares when the situation allows and holding the shares as treasury stock.

For the purpose of protecting and increasing corporate value and benefits for all shareholders, Sharp introduced a plan regarding large-scale purchases of Sharp Corporation shares (Anti-Takeover Plan) in April 2006. This plan is a prior warning type defense measure against potentially hostile takeover bids. It aims to prevent large-scale purchases of Sharp's share certificates or other securities which could harm corporate value and benefits for all shareholders.

The Sharp Group will proactively practice "one-of-a-kind management" that pursues creativity and efficiency as a means to improving corporate value. We also seek to maintain stable growth as a valued corporate group with a distinguished global presence. We ask all shareholders for their continued support as we strive to achieve the goals we have set.

July 2006



Katsuhiko Machida
President

Sharp brand strategy

Boost brand value for sustainable and profitable growth

A high-valued corporate brand is an extremely important asset for any company. Not only does it yield higher product value and superior competitiveness, it also forges long-lasting relationships of trust with customers and strengthens the cohesive power and the morale of the entire group.

Sharp's consistent management goal has been to strive to create genuinely new products, and to undertake what no one has done before, together with aspirations to contribute to society by providing customers with unique products. We believe that achieving these goals can lead to more affluent, enjoyable and novel lifestyles. This company policy has been pursued constantly as a central element in our business philosophy and business creed.

Sharp's unique products bring a high level of satisfaction and trust to customers, which in turn leads to the creation of "expectation," "aspiration" and "confidence" in the Sharp brand.

Enhancing the value of the Sharp brand translates into more highly profitable business and sustainable company growth.

Brand vision: "The innovations for changing lifestyles one after another"

Since its founding, Sharp has always worked to sincerely provide customers with innovative products that realize affluent and fun new lifestyles. And this message has been personified in the brand vision: "The innovations for changing lifestyles one after another."

Sharp's business activities around the world focus on the realization of this concept.

Initiatives to raise brand value in all business activities

We believe that a brand image is fashioned through experiences that come from interaction between Sharp and its customers. This interaction takes shape in various forms, including in the development of distinctive, attractive products, in public relations and advertising that demonstrate product benefits and appeal, and in the high-quality products and customer support that bring customer satisfaction.

For all group employees, establishing a strong brand is always a high priority in every business activity.



Products that reinforce the Sharp brand

SHARP

Create a strong Sharp brand

Brand vision:
"The innovations for changing lifestyles one after another"

Activities that gain credit with customers and society

"Monozukuri"
(Innovative manufacturing)

Besides advanced functions and features, Sharp ensures high-quality workmanship that brings joy and pride to customers.



R&D

In addition to a focus on future technology trends, Sharp conducts R&D that drives the creation of new businesses and lifestyles.



Quality and support

Sharp impresses with its product quality and customer support which are beyond expectations.



Sales activities

Sharp's sales activities aim at demand creation, forming new trends in society and lifestyle.



Public relations and advertising

Sharp devises original public relations and advertising campaigns that astonish and generate empathy with proposed new lifestyles.



Contribution to environment

Sharp contributes to environmental protection in all its business activities with the aim of being an environmentally advanced company.



Personnel development

Efforts are made to foster creative personnel with a willingness to challenge new horizons.



Create a strong Sharp brand with AQUOS transforming lifestyles around the world

The television is one of the most pervasive consumer appliances around us. It sits in almost all living rooms and is used on a daily basis.

Since their launch in 2001, Sharp's AQUOS LCD TVs have gained high praise for their outstanding image quality resulting from superb functionalities such as high resolution, and for their environmental-friendliness evident in long-life and outstanding energy-saving performance. The superior features of AQUOS have resulted in Sharp commanding an overwhelming top share* in the Japanese market, which is known around the world for its strict evaluations. We also have number one share* in the global market. AQUOS continues to be loved the world over.


65"

The new Kameyama No. 2 Plant will employ the world's largest eighth generation (8G) glass substrates. Once this facility becomes operational, we will have additional production capacity of large-size LCD panels, which will put Sharp ever closer to realizing its dream of bringing the splendour of LCD TVs and the immersive sensation of large-screen TVs to peoples across the globe.

AQUOS LCD TVs contribute to the creation of new lifestyles and raise the value of the Sharp brand in all corners of the world.

* LCD TVs of 10 inches and larger, based on Sharp research, fiscal 2005

The Kameyama Plant (Mie Prefecture) realizes start-to-finish production from LCD panels to LCD TVs


No. 2 Plant
No. 1 Plant

It's the factory that makes the difference.
The Kameyama Plant ensures that the Sharp brand is revered the world over.


Kameyama boasts a range of LCD expertise accumulated by Sharp over 33 years

It could be said that the history of the development of the LCD is the history of the technical innovation of Sharp. It has been 33 years since Sharp successfully created the world's first practical-use calculators using LCD panels. Since then, Sharp has been a pioneer in solving technical issues concerning the creation of high-quality and ever-larger LCD panels. Sharp's master LCD engineers were intimately involved in these issues and are now the most experienced in the world. All that acquired expertise comes to the fore today in the Kameyama Plant.

The No. 2 Plant will adopt the world's largest 8G glass substrates of 2,160 x 2,400mm, while introducing new materials such as color filters through a cutting-edge production method and a fresh new production process to ensure the most efficient production of large-size LCD panels for 40-inch-class and 50-inch-class TVs.


Sharp has built up a reservoir of TV production technology since it first introduced TV to Japan 53 years ago
TELEVISION

In 1953, we launched Japan's first TV sets, which means that Sharp has now accumulated 53 years of expertise in TV manufacturing. Sharp's master engineers of TV technology have gathered at the Kameyama Plant to work on achieving the kind of beautiful image quality that will truly impress customers.

With the advent of large-size, full high-definition AQUOS produced at the Kameyama Plant, the amazing picture quality will break down the conventional image of TVs.


The start-to-finish manufacturing from LCD panels to TV sets makes it possible for Sharp's master engineers to achieve ultra-advanced integration

The Kameyama Plant boasts the world's first start-to-finish production process that handles from the manufacture of LCD panels to the assembly of LCD TVs. The great advantage of having master LCD engineers and master TV engineers working in the same factory is that they can meet to exchange ideas on technological issues, which promotes the amalgamation of advanced LCD panel technology and image processing technology.

This ultra-advanced integration is what sets AQUOS apart from the rest in terms of quality.


"Crystal Valley"—where the world's top LCD engineers come together

After the construction of the Kameyama Plant, the area around the factory in Mie Prefecture, in which a number of the world's premier LCD related companies are gathered, came to be called "Crystal Valley." Here, companies collaborate at a high level and facilitate the amalgamation of ultra-advanced LCD technology.

Under this environment, Sharp's global leading-edge LCD panels are born.


The environmental performance of AQUOS begins at the factory

AQUOS perform exceptionally well with respect to the environment — they have a long-life and are energy-saving, for instance.

Additionally, the Kameyama Plant aims to be the world's most advanced eco-conscious factory through the introduction of the latest and most powerful environmental technologies. Besides a co-generation system, which is employed for 1/3rd of the total electricity usage, the factory incorporates a photovoltaic power generation system at 5,150kW, the world's largest* system on buildings, and Japan's largest* fuel cell system at 1,000kW.

*As of June 2006

Deploying activities to increase brand awareness worldwide

Sharp conducts diverse advertising activities for AQUOS around the world, including display windows in major urban centers, TV commercials, outdoor signs and exhibition in electronics fairs. Communicating the magnificence of AQUOS to as many people as possible is one way Sharp can boost its brand awareness.

■ TV commercial

MORE TO SEE
(Europe, U.S.A.)








moretosee.com

By portraying people with their eyes closed, we depict the idea that there is "more to see." Don't miss the breathtaking picture quality, sound and color with AQUOS.

Display windows and electronics fairs

Hamburg Airport
(Germany)


SHARP
AQUOS

Orchard subway station
(Singapore)


SHARP
AQUOS

Lujiazui subway station
(Shanghai, China)



NBC Experience Store
(New York, U.S.A.)


NBC Experience Store

2006 International CES
(Las Vegas, U.S.A.)


AQUOS

Outdoor signs

Paris, France



London, U.K.



Cologne, Germany



Chicago, U.S.A.



Tokyo, Japan


SHARP
AQUOS

Through a corporate governance system that intimately unites management and manufacturing divisions, Sharp seeks to accelerate decision-making and enhance supervisory functions.

Basic concept concerning corporate governance

Sharp has always been a manufacturing and technology oriented company. In an effort to further strengthen manufacturing competency, Sharp is committed to improving the speed and quality of managerial decisions. As a manufacturing company, our business activities are limited to the development, productions and sales of products and devices, while at the same time there is a strong interrelation between these activities. Accordingly, Sharp believes it is important for all business group directors with operational responsibility to make their management decisions after consulting with one another. It serves to clarify their reciprocal managerial responsibilities, and it also facilitates nimble, responsive business execution, and mutual supervisory functions. For these reasons, Sharp seeks to further strengthen the current Director/Corporate Auditor System, which allows management and manufacturing divisions to work very closely, enabling the business to expand further. Sharp enhances its corporate governance through this system.

Status of corporate governance system

The Board of Directors meetings of Sharp Corporation are held on a monthly basis to make decisions on matters stipulated by law and management-related matters of importance, thereby exercising its ongoing oversight responsibility over its business affairs. To improve management agility and flexibility, and to clarify the responsibilities of company management during each accounting period, the term of office for members of the Board of Directors is set at one year.

In addition to the Board of Directors, the company has the Executive Management Committee, where matters of importance related to corporate management and business operation are discussed and reported twice a month. Through this committee, executive decisions are made promptly.

The Board of Corporate Auditors formulates audit policies, and conducts hearings on the company's activities and performance from accounting auditors and corporate directors. The Board also exchanges information and opinions on such matters as auditing (on-site auditing) results and the progress of deliberations of important meetings, which increases the validity of audits. Currently, at Sharp Corporation, three of the four corporate auditors are outside corporate auditors.

In July 2006, Sharp Corporation inaugurated the Advisory Board comprised of eminent persons who play active roles in various sectors of society. The Board will assist management decisions through exchanging ideas and making proposals from diverse perspectives.

Strengthening internal controls

In April 2006, Sharp integrated the three auditing divisions of Sharp Corporation, its domestic group companies and its overseas group companies and established the Internal Audit Division with the objective of strengthening internal control systems. By checking the validity of business execution as well as the appropriateness and efficiency of management, they make concrete proposals on how to improve business operations and establish relevant internal controls. Furthermore, in May 2006, Sharp created the Internal Control Committee as an advisory body to the Board of Directors. Deliberating on the basic policies and the state of operations regarding internal controls and internal audits, the committee reports on and discusses important matters with the Board of Directors. The CSR Promotion Department is responsible for creating and developing internal control systems for Sharp.

To enhance compliance throughout the group, in May 2005, Sharp introduced the Sharp Group Charter of Corporate Behavior, a set of principles to guide corporate

☐ Diagram of corporate governance/ internal control system


Shareholders and stakeholders
Appropriate disclosure, provision of information
President
Ensure business is carried out appropriately
Ensure business is carried out appropriately
Business groups/ Sales and marketing groups*
Functional groups
Business execution
Self-audit
Support, guidance
Business execution
Self-audit
Ensure business is carried out appropriately
Support, guidance
Domestic/overseas subsidiaries
Business execution
Self-audit
Supervision, creation of system of internal control
Directors
Accounting/business audit
Auditors
Formulation/operation of internal control system
Internal control promotion function: CSR Promotion Department
Formulation of basic policies of internal control, creation and supervision of internal control system
Board of Directors
Deliberation and submitting of basic policies of internal control system, basic policies of internal audit and internal audit planning, etc.
Internal Control Committee
Internal audit function: Internal Audit Division
Internal audit
Accounting/business audit
Board of Corporate Auditors, Corporate auditors
Accounting audit
Accounting auditors

*also responsible for directing and administrating the assigned subsidiaries

behavior, and the Sharp Code of Conduct, which clarifies the conduct expected of every employee and director of Sharp.

In order to comprehensively and systematically deal with diverse business risk, Sharp formulated the Business Risk Management Guideline to help identify and anticipate potential risks, minimize possible effects and react appropriately. Sharp constantly works to strengthen its business risk management at the initiative of the CSR Promotion Department.

Introduction of plan regarding large-scale purchases of Sharp Corporation shares (Anti-Takeover Plan)

For the purpose of protecting and increasing corporate value and benefits for all shareholders, Sharp Corporation introduced a plan regarding large-scale purchases of Sharp Corporation's share certificates or other securities (Anti-Takeover Plan) in April 2006. The plan was formulated to prevent inappropriate large-scale purchases that may be harmful to the corporate value and benefits of all shareholders.

The Board of Directors of Sharp Corporation has established rules regarding such purchases whereby a group of shareholders with an intent to obtain 20% or more of the voting rights of the company must provide the Board of Directors with necessary and sufficient information concerning the contents of the purchase in advance, while an assessment period shall be set to evaluate the proposed purchase. The Board of Directors shall receive advice and counsel from the special committee consisting of experienced outsiders and outside corporate auditors before deciding whether to accept the large-scale purchase or to take countermeasures. The Board of Directors may take countermeasures permitted by applicable laws or the articles of incorporation of the company in effect at the time. Specific countermeasures and their conditions shall be chosen based on what is deemed appropriate at the time.

Sharp contributes to society through the creation of products built with the business creed of "Sincerity and Creativity."

Business Philosophy

We do not seek merely to expand our business volume. Rather, we are dedicated to the use of our unique, innovative technology to contribute to the culture, benefits, and welfare of people throughout the world.

It is the intention of our corporation to grow hand-in-hand with our employees, encouraging and aiding them to reach their full potential and improve their standard of living.

Our future prosperity is directly linked to the prosperity of our customers, dealers, and shareholders... indeed, the entire Sharp family.

Business Creed

Sharp Corporation is dedicated to two principal ideals:

"Sincerity and Creativity"

By committing ourselves to these ideals, we can derive genuine satisfaction from our work, while making a meaningful contribution to society.

Sincerity is a virtue fundamental to humanity... always be sincere.

Harmony brings strength... trust each other and work together.

Politeness is a merit... always be courteous and respectful.

Creativity promotes progress... remain constantly aware of the need to innovate and improve.

Courage is the basis of a rewarding life... accept every challenge with a positive attitude.

CSR concept

"Make products that others want to imitate." Incorporated in this message imparted by Sharp's founder, Tokuji Hayakawa, is the management precept of contributing to society as a manufacturer by swiftly meeting the needs of the next generation. Although the expression of successive managements may have differed, the underlying belief has remained constant — to pursue business with the objective of becoming a trusted company by advancing the wellbeing of society through the creation of new products.

The business philosophy emphasizes the kind of company Sharp seeks to be and underlines a commitment to contributing to the culture, benefits and welfare of people throughout the world. And this incorporates today's CSR concepts aimed at ensuring mutual coexistence and mutual prosperity with all stakeholders. The business creed emphasizes the ideals of "Sincerity and Creativity" and outlines the convictions that all employees should uphold to realize the business philosophy.

Environmentally-focused manufacturing

Sharp aims to be a company that has "zero global warming impact by 2010." To achieve this, efforts are being made to develop energy-creating and energy-saving products and to reduce the environmental burden of its factories.

☐Achieve the tenets of the business philosophy by promoting "Sincerity and Creativity" in all business practices


Sharp's Business Activities
Sales
Production
Procurement
Design
R&D
Planning
Service
Business creed
Dedicated to two principal ideals
Sincerity and Creativity

Realization of Business Philosophy

- Perspective of social contribution through business activities
  "Contribute to the culture, benefits and welfare of people throughout the world"
- Perspective concerning employees
  "Our corporation to grow hand-in-hand with our employees"
- Perspective concerning stakeholders
  "Prosperity is directly linked to the prosperity of the entire Sharp family"

・The business creed is the central axis of all business activities.
・"Sincerity" means a working attitude mindful of what will offer genuinely useful solutions and happiness to everyone.
・"Creativity" means a working attitude not content with the way things are. An attitude which always seeks to add value, and to make efforts to innovate and improve.

☐Corporate vision: Zero Global Warming Impact by 2010


Million t-CO_2
Reductions surpass emissions
Greenhouse gas emissions
1.44
1.49
1.53
Greenhouse gas reductions
0.14
0.23
0.37
2003
2004
2005
2010 (fiscal year)

Sharp's corporate vision is to limit to the greatest extent possible the amount of greenhouse gas emissions resulting from its business activities around the world. At the same time, we seek to significantly reduce greenhouse gas emissions by means of the energy-creating effects of solar cells and the energy-saving effects of new products manufactured by Sharp. The idea is for the amount of greenhouse gas emissions reduced to exceed the amount emitted by fiscal 2010.

Note: In the graph above, the greenhouse gas reduction amount is a result of using photovoltaic power generation and does not include the amount reduced through the use of new energy-saving products.

Sharp has been the world's leading producer*1 of solar cells in terms of production volume for six consecutive years from 2000 to 2005. And the proportion of "Green Seal Products*2" to total sales increased from 74% in fiscal 2004 to 87% in fiscal 2005. These products display excellent environmental performance.

On a production front, Sharp refers to "Green Factories*2" as those factories that maintain a high level of environmental consciousness, and all production sites in Japan have cleared the Green Factory standards. Among them, the Kameyama Plant has been designated as a "Super Green Factory*2" for environmental performance that goes beyond a normal Green Factory. In line with the construction of the No. 2 Plant, Sharp will introduce a photovoltaic power generation system at 5,150kW, the world's largest*3 system on buildings, and Japan's largest*3 fuel cell system at 1,000kW to ensure advanced environmental consciousness in the Kameyama Plant. Meanwhile, our factory in France (Sharp Manufacturing France S.A.) became the first facility overseas to be recognized as a Super Green Factory. Sharp plans to convert all manufacturing sites, including those overseas, into Green Factories by fiscal 2007.

*1 According to *PV News*, a photovoltaic newsletter in the U.S.A. (March 2006 issue)
*2 Based on Sharp's own set of evaluation criteria and standards
*3 As of June 2006


SHARP

Nara Wakakusayama Cleanup Campaign (Japan) Tree-planting for Earth Day (Canada)


SHARP
GREEN CSR ACTIVITY

Cleanup activities in conjunction with the local government (Malaysia)

Social contribution activities by the Sharp Green Club

The Sharp Green Club is an organization jointly established by Sharp and its labor union that plans and manages a variety of social contribution activities, mainly environmental volunteer activities. In fiscal 2005, a total of 27,108 Sharp employees participated in volunteer activities in Japan such as the Wakakusayama Cleanup Campaign in Nara Prefecture. Overseas, each site carried out environmental social contribution activities such as tree-planting and cleanup activities. Sharp also conducts forest preservation activities as a means to curbing global warming. By fiscal 2007, Sharp plans to create 10 "Sharp Forests" in Japan.

Initiatives aimed at Socially Responsible Investment (SRI)

Sharp's proactive CSR activities have received high acclaim both in Japan and overseas. As of June 2006, Sharp was a constituent of the following major SRI indices.

- FTSE4Good Global Index (U.K.); September 2005
- Ethibel Sustainability Index (Belgium)
- Morningstar Socially Responsible Investment Index (Japan); September 2005
- KLD Global Climate 100 Index (U.S.A.); July 2005


FTSE4Good Index Series


ETHIBEL
MEMBER OF THE ETHIBEL SUSTAINABILITY INDEXES


MS-SRI
モーニングスター社会的責任投資株価指数
Morningstar Socially Responsible Investment Index


KLD Global Climate 100
INDEX

For further details on Sharp's social and environmental activities, please see the Sharp Environmental and Social Report 2006 or access the Sharp homepage:
http://sharp-world.com/corporate/eco/index.html

Sharp strives to strengthen R&D activities based on the policy of "selection and concentration." As for intellectual property, our aggressive patent strategy helps build strong business foundations.

R&D strategy

Sharp's fundamental R&D focus is on one-of-a-kind products and devices, especially LCD applied products and solar cells, as well as on businesses that will drive future growth such as digital appliances and health and environment related products. In order to improve R&D efficiency and minimize R&D risk, we make the most of opportunities generated by industry-academia-government collaboration.

Development of new technologies

LCDs

Sharp Corporation and its R&D base in Europe, Sharp Laboratories of Europe, Ltd., have succeeded with the development and mass-production of a new type of LCD that enables viewing angle to be controlled. With the "two-way viewing-angle LCD," different information and image content can be simultaneously displayed in right and left views. The product has already been put to practical use in car navigation system displays. Sharp expects that demand for this new type of LCD and the "switchable viewing-angle LCD," which uses the same technology, will increase further in various types of applications.



Two-way viewing-angle LCD (prototype)
One user sees TV images from the right while the other can see an Internet homepage from the left (Reflected in a mirror)



Switchable viewing-angle LCD (prototype)
The content can be seen from the front, but not from the side (Reflected in a mirror)

Photovoltaic power generation systems

Sharp is developing a new type of photovoltaic power generation system that combines compound solar cells with concentrator lenses. The system traps sunlight with the lenses and increases the strength of the light by a factor of 500, resulting in a conversion efficiency of 37.2%, which is more than a two-fold improvement over ordinary photovoltaic power generation systems. Sharp is moving ahead with field trials aimed at realizing the practical application of this system.

High-definition image transmission technology

Sharp is developing technology that enables the transmission of large-capacity data such as high-definition images via broadband inside the home. So far, we have succeeded in developing the wireless transmission technology which enables stable reception of AV content at the 5GHz band without distortion or delay of images. Sharp aims to apply this technology to the transmission of more than one high-definition image via PLC (Power Line Communication) that makes use of electrical power lines for communication inside the home.

Health-care related technology

Research is currently underway on the development of a new health-care related system using handheld terminals. This system measures and assesses the condition of the patient using special sensors, receiving and sending data so that the appropriate action can be taken. Sharp intends to prove the viability of the system through experimental trials.



Handheld terminal capable of sending and receiving measurement information and instructions

White LED related technology

In cooperative work with the National Institute for Materials Science, Sharp has developed blue oxynitride phosphors and a white LED using this material. We



Prototype of white LED warm white type (correlated color temperature 2,800K)

have successfully made a prototype of the new LED which realizes natural white light close to sunlight, with a high average color rendering index*. Sharp aims to commercialize the LEDs for lighting applications.

*An index of color reproducibility


R&D expenditure
Sharp Corporation and Consolidated Subsidiaries
Years ended March 31
(billions of yen)
144
152
162
175
185
10%
8%
6%
4%
2%
0%
100%
80%
60%
40%
20%
0%
8.0%
7.6%
7.2%
6.9%
6.6%
50.8%
65.4%
74.6%
86.0%
88.4%
02
03
04
05
06
R&D expenditure / Net sales
Operating income / R&D expenditure

Intellectual property strategy

Sharp has developed an intellectual property strategy to secure a competitive edge with one-of-a-kind products and devices by aggressively promoting patent right obtainment and keeping technologies as "black-box."

Sharp has clearly delineated the fields that are central to each business, and has exhaustively filed patent applications in those fields. A patent specialist has been assigned to each of these core business areas to conduct strategic patent development close to the frontline. As a result, Sharp now has around 15,900 patents in Japan and around 18,700 patents overseas*.

Sharp utilizes these patents to safeguard its strategic businesses. In order to make the most effective use of patents, a proactive patent strategy is pursued. The products of other companies in the industry are scrutinized and if a patent infringement is discovered, an appropriate warning is issued. In certain cases, more aggressive action, such as filing a lawsuit, is taken.

*As of April 2006

In December 2005, the pioneering electronic calculator first commercialized by Sharp was recognized with a prestigious IEEE Milestone from the IEEE, a worldwide electrical and electronics engineering society. We were praised for our innovative efforts to make the product smaller and use less electric power. The technologies used in the development process of this product, notably integrated circuit technology and LCD technology, form the basis of today's digital appliances, proving the major contribution Sharp has made to the electronics industry.



Sharp's electronic calculators (1964 to 1973) that received the IEEE Milestone from the IEEE
Behind: The commemorative plaque presented by the IEEE

Product Group Outline

Sharp Corporation and Consolidated Subsidiaries
Year Ended March 31, 2006

■ Consumer/Information Products

Audio-Visual and Communication Equipment

In this product group, Sharp aims to revolutionize audio-visual entertainment and mobile communications towards new echelons of excitement and convenience via its market-pioneering products such as LCD TVs and mobile phones.

Main Products

LCD color televisions, color televisions, TV/VCR combos, projectors, digital broadcast receivers, DVD recorders, DVD players, VCRs, 1-bit digital audio products, MD players, CD component systems, MD pickups, facsimiles, telephones, mobile phones, PHS (personal handy-phone system) terminals

Sales


¥1,090.9
billion



Home Appliances

Sharp creates unique products such as ovens that cook with superheated steam and items incorporating Plasmacluster Ion technology. Going forward, we seek to develop more innovative products in consideration of people's health and the environment to ensure comfortable living.

Main Products

Refrigerators, microwave ovens, superheated steam ovens, air conditioners, washing machines, drum-type washer/dryers, vacuum cleaners, kerosene heaters, electric heaters, home network control units, air purifiers, dehumidifiers, small cooking appliances

Sales


¥224.6
billion



Information Equipment

Sharp provides products and services for the ubiquitous network environment through the development of its solutions business and a variety of products that include personal computers, mobile communications handsets and digital copier/printers.

Main Products

Personal computers, personal mobile tools, mobile communications handsets, electronic dictionaries, calculators, POS systems, handy data terminals, electronic cash registers, LCD color monitors, information displays, PC software, digital copier/printers, electrostatic copiers, PC peripherals, supplies for copiers and printers, FA equipment, ultrasonic cleaners

Sales


¥421.2
billion



Electronic Components

LSIs

These key devices, such as CCD/CMOS imagers and LSIs for LCDs, greatly enhance the uniqueness of Sharp's products. Sharp seeks to develop unequivocally unique electronic devices to support the evolution of products such as LCD TVs and mobile phones.

Main Products

CCD/CMOS imagers, LSIs for LCDs, flash memory, combination memory, microcomputers

Sales



¥135.7
billion



LCDs

As the world's leading company in LCDs, Sharp promises to continue pushing the boundaries by utilizing cutting-edge technologies and state-of-the-art facilities to develop new, distinctive LCDs appropriate for the 21st century.

Main Products

TFT LCD modules, Duty LCD modules, System LCD modules, EL display modules

Sales



¥633.4
billion



Other Electronic Components

It is Sharp's outstanding optical technology that drives this product group. Sharp seeks to expand business through devices such as solar cells, laser diodes and LEDs. A wide range of devices, including RF data communication units, contribute to the advancement of digital network equipment.

Main Products

Electronic tuners, RF/infrared data communication units, network components, components for satellite broadcasting, laser diodes, hologram lasers, DVD pickups, optoelectronics, regulators, switching power supplies, solar cells, LEDs, analog ICs

Sales



¥291.0
billion



Board of Directors

(As of June 22, 2006)



President
Katsuhiko Machida



Corporate Senior Executive Vice President
Hiroshi Saji



Corporate Senior Executive Vice President
Shigeo Nakabu



Corporate Senior Executive Vice President
Masafumi Matsumoto



Corporate Senior Executive Director
Toshishige Hamano



Corporate Senior Executive Director
Masaaki Ohtsuka



Corporate Senior Executive Director
Kenji Ohta



Corporate Senior Executive Director
Mikio Katayama



Corporate Senior Executive Director
Toshio Adachi

Corporate Executive Directors
Yoshiaki Ibuchi
Takashi Nakagawa
Takashi Tomita

Corporate Directors
Itsuro Kato
Yoshiki Sano
Takashi Okuda
Tetsuo Onishi
Toshihiko Fujimoto
Takuji Okawara
Takashi Nukii
Toru Chiba
Shigeaki Mizushima
Kohichi Takamori
Yoshisuke Hasegawa
Nobuyuki Sugano
Tetsuroh Muramatsu

Corporate Auditors
Tomohiro Gonda
Mitsuhiko Iwasaki
Michihiro Ishii
Hiroshi Chumon

Financial Section

Five-Year Financial Summary

Sharp Corporation and Consolidated Subsidiaries
Years Ended March 31

	Yen (millions)					U.S. Dollars (thousands)
	2002	2003	2004	2005	**2006**	**2006**
Net Sales	¥ 1,803,798	¥ 2,003,210	¥ 2,257,273	¥ 2,539,859	**¥ 2,797,109**	**$ 24,113,009**
Domestic Sales	983,660	1,057,405	1,143,548	1,329,711	**1,397,081**	**12,043,802**
Overseas Sales	820,138	945,805	1,113,725	1,210,148	**1,400,028**	**12,069,207**
Operating Income	73,585	99,466	121,670	151,020	**163,710**	**1,411,293**
Income before Income Taxes and Minority Interests	19,863	57,325	102,720	128,184	**140,018**	**1,207,052**
Net Income	11,311	32,594	60,715	76,845	**88,671**	**764,405**
Shareholders' Equity	926,856	902,116	943,532	1,004,326	**1,098,910**	**9,473,362**
Total Assets	1,966,909	2,004,832	2,150,250	2,385,026	**2,560,299**	**22,071,543**
Capital Investment*1	147,478	170,254	248,178	243,388	**238,839**	**2,058,957**
Depreciation and Amortization	133,947	145,818	159,831	175,969	**193,114**	**1,664,776**
R&D Expenditures*2	144,744	152,145	162,991	175,558	**185,240**	**1,596,897**
Sales by Product Group*3						
Audio-Visual and Communication Equipment	655,679	746,404	837,390	972,563	—	—
Home Appliances	236,335	223,890	208,473	212,064	—	—
Information Equipment	382,062	376,106	392,833	416,310	—	—
Consumer/Information Products	1,274,076	1,346,400	1,438,696	1,600,937	—	—
ICs	116,099	124,773	169,754	140,915	—	—
LCDs	261,295	346,646	421,741	543,804	—	—
Other Electronic Components	152,328	185,391	227,082	254,203	—	—
Electronic Components	529,722	656,810	818,577	938,922	—	—
Total	1,803,798	2,003,210	2,257,273	2,539,859	—	—
Audio-Visual and Communication Equipment	—	—	—	972,563	**1,090,905**	**9,404,354**
Home Appliances	—	—	—	212,064	**224,650**	**1,936,638**
Information Equipment	—	—	—	416,310	**421,208**	**3,631,103**
Consumer/Information Products	—	—	—	1,600,937	**1,736,763**	**14,972,095**
LSIs	—	—	—	132,375	**135,754**	**1,170,293**
LCDs	—	—	—	543,804	**633,493**	**5,461,147**
Other Electronic Components	—	—	—	262,743	**291,099**	**2,509,474**
Electronic Components	—	—	—	938,922	**1,060,346**	**9,140,914**
Total	—	—	—	2,539,859	**2,797,109**	**24,113,009**
Sales by Region*4						
Japan	983,660	—	—	—	—	—
North America	369,934	—	—	—	—	—
Asia	225,017	—	—	—	—	—
Europe	188,840	—	—	—	—	—
Other	36,347	—	—	—	—	—
Total	1,803,798	—	—	—	—	—
Japan	983,660	1,057,405	1,143,548	1,329,711	**1,397,081**	**12,043,802**
The Americas	370,490	336,815	308,807	372,184	**450,307**	**3,881,957**
Asia	174,017	270,618	279,161	207,186	**214,131**	**1,845,957**
Europe	188,840	235,168	330,772	407,455	**488,945**	**4,215,043**
Other	86,791	103,204	194,985	223,323	**246,645**	**2,126,250**
Total	1,803,798	2,003,210	2,257,273	2,539,859	**2,797,109**	**24,113,009**
Per Share of Common Stock*5	Yen					U.S. Dollars
Net Income	¥ 10.10	¥ 29.37	¥ 55.37	¥ 70.04	**¥ 80.85**	**$ 0.70**
Diluted Net Income	—	29.15	54.73	69.60	**—**	**—**
Cash Dividends	14.00	15.00	18.00	20.00	**22.00**	**0.19**
Shareholders' Equity	834.56	827.51	864.77	920.09	**1,006.91**	**8.68**
Other Financial Data						
Return on Equity (ROE)	1.2%	3.6%	6.6%	7.9%	**8.4%**	—
Return on Assets (ROA)	0.6%	1.6%	2.9%	3.4%	**3.6%**	—
Shareholders' Equity Ratio	47.1%	45.0%	43.9%	42.1%	**42.9%**	—

*1 The amount of properties for lease is included in capital investment.

*2 Design and development expenses are included in R&D expenditures.

*3 For the year ended March 31, 2006, the IC group was renamed the LSI group and some items previously included in ICs have been reclassified and are included in Other Electronic Components. In this connection, "Sales by Product Group" of 2005 has been restated to conform with the 2006 presentation.
For the year ended March 31, 2003, some items previously included in Audio-Visual and Communication Equipment have been reclassified and are included in Information Equipment. In this connection, "Sales by Product Group" of 2002 has been restated to conform with the 2003 presentation.

*4 For the year ended March 31, 2003, the Company recategorized its segmentation for "Overseas sales" information. Consequently "China", which had been previously included in "Asia" segment, was reclassified into the "Other" segment. "Central & South America", which had been previously included in the "Other" segment, was combined with "North America" into "The Americas" segment. In this connection, "Sales by Region" information of 2002 has been restated to conform with the 2003 presentation.

*5 Effective April 1, 2002, the Company adopted the new accounting standard for earnings per share and related guidance (Accounting Standards Board Statement No.2, "Accounting Standard for Earnings Per Share" and Financial Standards Implementation No.4, "Implementation Guidance for Accounting Standard for Earnings Per Share"), prior year figures have not been restated.

Operations

[Outline]

Consolidated net sales for the year ended March 31, 2006 increased by 10.1% compared with the previous fiscal year, to ¥2,797,109 million, marking a new record high for the third consecutive year. Sales in all three groups of Consumer/Information Products — Audio-Visual and Communication Equipment, Home Appliances and Information Equipment — increased over the previous year. The three groups of Electronic Components — LCDs, LSIs and Other Electronic Components — also achieved higher sales than the previous year.

[Sales by Product Group]

Consumer/Information Products

O *Audio-Visual and Communication Equipment*

Sales of LCD TVs expanded on the back of solid sales of large-size models, mainly advanced full high-definition LCD TVs. In mobile phones, handsets incorporating Sharp's original, cutting-edge devices received market acclaim, leading to increased sales. The growth in sales of these core products absorbed the downturn in conventional products, including color TVs and facsimiles. Sales in this group increased by 12.2% to ¥1,090,905 million.

O *Home Appliances*

Sharp posted particularly strong sales growth in its unique products that boast original technologies, such as superheated steam ovens and air conditioners with built-in Plasmacluster Ion generating units. Sales in this group increased by 5.9% to ¥224,650 million.

O *Information Equipment*

Despite a decline in sales of PCs, sales of copier/printers increased as newly developed toner that realizes high image quality with less toner consumption and data security functionality were well-received by the market. Sales in this group increased by 1.2% to ¥421,208 million.

Electronic Components

O *LSIs*

Although sales of flash memory decreased due to market price erosion, sales of CCD/CMOS imagers exceeded the prior year, notably for camera-equipped mobile phones and digital cameras. Sales in this group increased by 2.6% to ¥135,754 million.

O *LCDs*

Sharp registered sales growth in large-size LCDs as demand

Net Sales


(billions of yen)
2,800
2,400
2,000
1,600
1,200
800
400
0
1,803
2,003
2,257
2,539
2,797
02
03
04
05
06

Sales by Product Group


(billions of yen)
1,250
1,000
750
500
250
0
Fiscal 2004 - Consolidated
Fiscal 2005 - Consolidated
(Figures represent changes from the previous fiscal year)
+12.2%
+5.9%
+1.2%
+2.6%
+16.5%
+10.8%
Audio-Visual and Communication Equipment
Home Appliances
Information Equipment
LSIs
LCDs
Other Electronic Components

Contribution to Sales by Product Group
(Year Ended March 31, 2006)


Net Sales
¥2,797.1 billion
Audio-Visual and Communication Equipment
39.0%
Home Appliances
8.0%
Information Equipment
15.1%
LCDs
22.6%
Other Electronic Components
10.4%

for LCD panels for TVs expanded. In small- and medium-size LCDs, sales of proprietary products such as System LCDs increased, especially those applicable to mobile phones and game consoles. Sales in this group increased by 16.5% to ¥633,493 million.

○ *Other Electronic Components*

Sales of solar cells rose as demand for photovoltaic power generation systems continued to grow for both residential- and industrial-use. Though market price erosion led to year-on-year sales decline in certain other electronic components, overall sales in this group increased by 10.8% to ¥291,099 million.

Financial Results

Cost of sales rose by ¥205,468 million over the previous year to ¥2,165,126 million. The cost of sales ratio grew from 77.2% to 77.4%.

Selling, general and administrative (SG&A) expenses were up ¥39,092 million year-on-year to ¥468,273 million, while the ratio of SG&A expenses against net sales decreased from 16.9% to 16.7%. SG&A expenses included advertising expenses of ¥51,317 million and employees' salaries and other benefits of ¥117,678 million.

As a result, operating income amounted to ¥163,710 million, up ¥12,690 million from the previous year, and the operating income ratio remained on a par with the previous year at 5.9%.

Other expenses, net of other income, increased by ¥856 million to an other net loss of ¥23,692 million.

Income before income taxes and minority interests increased by ¥11,834 million to ¥140,018 million. Net income for the year was ¥88,671 million, up ¥11,826 million. Net income per share of common stock was ¥80.85.

Segment Information

[By Business Segment]

Sales in the Consumer/Information Products segment increased by 8.1% over the previous year to ¥1,742,849 million. Operating income grew 9.2% to ¥62,299 million.

Sales in the Electronic Components segment increased by 13.4% to ¥1,358,070 million, while operating income rose by 9.0% to ¥101,914 million.

[By Geographic Segment]

In Japan, despite slumping sales of PCs, sales of large-size LCD TVs and mobile phones were robust, and growth was posted in LCDs

Cost of Sales



(billions of yen)
(%)
2,500
2,000
1,500
1,000
500
0
90
85
80
75
70
65
1,340
1,509
1,713
1,959
2,165
02 03 04 05 06
Ratio to net sales

Selling, General and Administrative Expenses



(billions of yen)
(%)
500
400
300
200
100
0
50
40
30
20
10
0
389
393
422
429
468
02 03 04 05 06
Ratio to net sales

Operating Income



(billions of yen)
(%)
180
150
120
90
60
30
0
12
10
8
6
4
2
0
73
99
121
151
163
02 03 04 05 06
Ratio to net sales

Net Income



(billions of yen)
(%)
100
75
50
25
0
8
6
4
2
0
11
32
60
76
88
02 03 04 05 06
Ratio to net sales

for TVs and mobile equipment, as well as in solar cells. As a result, sales increased by 8.6% over the previous year to ¥2,451,040 million. Operating income rose by 5.5% to ¥146,370 million.

In the Americas, strong sales of LCD TVs, copier/printers, LCDs and solar cells led to a 20.4% increase in regional sales to ¥416,820 million. Operating income rose by 32.0% to ¥3,358 million.

In Asia, sales increased by 9.6% to ¥295,246 million on account of growth in sales of LCDs. Operating income amounted to ¥2,883 million, up 8.7%.

In Europe, sales of LCD TVs, LCDs, solar cells and CCD/CMOS imagers performed well. Overall sales in Europe climbed 20.5% to ¥429,033 million, while operating income jumped 200.8% to ¥5,856 million.

In Other, brisk sales of copier/printers and LCDs pushed overall sales up 41.6% year-on-year to ¥394,462 million. Operating income rose by 17.4% to ¥7,201 million.

Capital Investment* and Depreciation

Capital investment for the year was ¥238,839 million, down 1.9% from the previous year. The majority of this was aggressive investment in LCDs, the core business of Sharp, including enhancement of the production lines at the Kameyama No. 1 Plant, construction of the Kameyama No. 2 Plant and capacity increase for System LCDs at the Mie No. 3 Plant. Other investments were made to upgrade the production capacity for solar cells and to strengthen production facilities at overseas subsidiaries in China and the Americas.

With regard to capital investment by business segment, Consumer/Information Products was ¥35,178 million and Electronic Components was ¥203,661 million.

Depreciation and amortization increased by 9.7% to ¥193,114 million.

* The amount of properties for lease is included in capital investment.

Financial Position

Total assets increased by ¥175,273 million over the previous year-end to ¥2,560,299 million.

[Assets]

Current assets amounted to ¥1,394,873 million, an increase of ¥74,260 million over the previous year-end. Cash and cash equivalents rose by ¥4,154 million to ¥299,466 million and notes and accounts receivable increased by ¥75,757 million to ¥578,699 million. Meanwhile, short-term investments, including certificates of

[Consumer/Information Products]


Sales
(billions of yen)
1,800
1,500
1,200
900
600
300
0
1,279
1,352
1,447
1,612
1,742
02 03 04 05 06


Operating Income
(billions of yen)
70
60
50
40
30
20
10
0
34
43
47
57
62
02 03 04 05 06

[Electronic Components]


Sales
(billions of yen)
1,400
1,200
1,000
800
600
400
200
0
625
793
1,004
1,197
1,358
02 03 04 05 06


Operating Income
(billions of yen)
100
75
50
25
0
37
56
73
93
101
02 03 04 05 06

deposits over three months and bonds and others, decreased by ¥14,970 million to ¥46,533 million. Inventories stood at ¥336,344 million, up ¥10,621 million. The inventory ratio against monthly turnover was 1.4 months, an improvement of 0.1 months. Finished products were down ¥15,296 million to ¥164,706 million, work in process was up ¥18,862 million to ¥82,625 million, and raw materials were up ¥7,055 million to ¥89,013 million.

Plant and equipment increased by ¥63,031 million to ¥896,913 million due mainly to investment in the Kameyama Plant.

Investments and other assets stood at ¥268,513 million, up ¥37,982 million due primarily to an increase in investments in securities.

[Liabilities]

Current liabilities increased by ¥15,533 million over the previous year-end to ¥1,195,054 million. Short-term borrowings decreased by ¥83,556 million to ¥280,995 million. Of this amount, bank loans decreased by ¥20,163 million to ¥85,027 million, commercial paper increased by ¥7,880 million to ¥173,617 million and current portion of long-term debt decreased by ¥71,264 million to ¥22,280 million due mainly to the redemption of unsecured straight bonds. Notes and accounts payable were ¥691,756 million, an increase of ¥77,918 million.

Long-term liabilities were ¥257,601 million, up ¥65,310 million from the previous year-end. This was due mainly to an increase of ¥80,681 million in long-term debt from the issuance of unsecured straight bonds, despite a decrease of ¥16,457 million in allowance for severance and pension benefits.

Interest-bearing debt was ¥522,469 million, down ¥2,866 million.

[Shareholders' Equity]

Retained earnings increased by ¥63,247 million over the previous year-end to ¥668,687 million, due mainly to the increase in net income. Net unrealized holding gains on securities increased by ¥14,659 million to ¥27,992 million due to the increase in stock price of shares held. Foreign currency translation adjustments generated a gain of ¥16,994 million owing to variation in the year-end exchange rate. As a result, total shareholders' equity increased by ¥94,584 million to ¥1,098,910 million, while the equity ratio was 42.9%.

Cash Flows

Cash and cash equivalents at the end of the year were ¥299,466 million, an increase of ¥4,154 million over the previous

Capital Investment


(billions of yen)
250
200
150
100
50
0
147
170
248
243
238
02
03
04
05
06

Depreciation and Amortization


(billions of yen)
200
160
120
80
40
0
133
145
159
175
193
02
03
04
05
06

Total Assets


(billions of yen)
3,000
2,400
1,800
1,200
600
0
1,966
2,004
2,150
2,385
2,560
02
03
04
05
06

Inventories


(billions of yen)
(month)
350
300
250
200
150
100
50
0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
284
284
273
325
336
02
03
04
05
06
Ratio to monthly turnover

year-end as proceeds from operating activities exceeded expenses for capital investments and financing activities.

Net cash provided by operating activities increased by ¥44,555 million to ¥263,753 million, mainly as a result of the turnaround from an increase in inventories of ¥47,762 million recorded in the previous year to a decrease in inventories of ¥2,693 million in the current year.

Net cash used in investing activities amounted to ¥229,386 million, down ¥29,622 million. The primary factor was a decrease of ¥37,644 million in acquisitions of plant and equipment.

Net cash provided by financing activities totaled ¥33,760 million, up ¥91,301 million. The primary reason for this increase was the turnaround from an increase in short-term borrowings of ¥99,713 million recorded in the previous year to a decrease in short-term borrowings of ¥20,032 million in the current year as a result of the decrease in commercial paper, net.


Interest-Bearing Debt
(billions of yen)
600
500
400
300
200
100
0
519
501
441
525
522
02
03
04
05
06


Shareholders' Equity
(billions of yen)
1,200
1,000
800
600
400
200
0
926
902
943
1,004
1,098
02
03
04
05
06


Shareholders' Equity Ratio
(%)
50
40
30
20
10
0
47.1
45.0
43.9
42.1
42.9
02
03
04
05
06


Cash and Cash Equivalents
(billions of yen)
300
200
100
0
231
271
277
295
299
02
03
04
05
06

Consolidated Balance Sheets

Sharp Corporation and Consolidated Subsidiaries as of March 31, 2005 and 2006

ASSETS	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Current Assets:			
Cash and cash equivalents	¥ 295,312	¥ 299,466	$ 2,581,603
Time deposits	35,306	30,299	261,198
Short-term investments (Note 2)	61,503	46,533	401,147
Notes and accounts receivable—			
Trade	443,758	496,343	4,278,819
Installment	48,568	58,430	503,707
Nonconsolidated subsidiaries and affiliates	15,197	29,351	253,026
Allowance for doubtful receivables	(4,581)	(5,425)	(46,767)
Inventories (Note 3)	325,723	336,344	2,899,517
Other current assets (Note 4)	99,827	103,532	892,517
Total current assets	1,320,613	1,394,873	12,024,767
Plant and Equipment, at cost (Note 6):			
Land	52,474	53,369	460,078
Buildings and structures	550,368	573,290	4,942,155
Machinery and equipment	1,505,079	1,684,082	14,517,948
Construction in progress	89,870	81,384	701,586
	2,197,791	2,392,125	20,621,767
Less-Accumulated depreciation	(1,363,909)	(1,495,212)	(12,889,758)
	833,882	896,913	7,732,009
Investments and Other Assets:			
Investments in securities (Note 2)	103,648	130,428	1,124,379
Investments in nonconsolidated subsidiaries and affiliates	19,745	22,401	193,112
Prepaid expenses and other (Note 4)	107,138	115,684	997,276
	230,531	268,513	2,314,767
	¥ 2,385,026	¥ 2,560,299	$ 22,071,543

The accompanying notes to consolidated financial statements are an integral part of these statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Current Liabilities:			
Short-term borrowings, including current portion of long-term debt (Note 5)	¥ 364,551	¥ 280,995	$ 2,422,371
Notes and accounts payable—			
Trade	511,922	580,754	5,006,500
Construction and other	94,409	100,150	863,362
Nonconsolidated subsidiaries and affiliates	7,507	10,852	93,552
Accrued expenses	146,468	165,396	1,425,827
Income taxes (Note 4)	35,850	33,179	286,026
Other current liabilities	18,814	23,728	204,552
Total current liabilities	1,179,521	1,195,054	10,302,190
Long-term Liabilities:			
Long-term debt (Note 5)	160,864	241,545	2,082,284
Allowance for severance and pension benefits (Note 9)	25,009	8,552	73,724
Other long-term liabilities (Note 4)	6,418	7,504	64,690
	192,291	257,601	2,220,698
Minority Interests	8,888	8,734	75,293
Contingent Liabilities (Note 8)			
Shareholders' Equity (Note 7):			
Common stock:			
Authorized —1,982,607 thousand shares			
Issued —1,110,699 thousand shares	204,676	204,676	1,764,448
Capital surplus	262,283	262,288	2,261,104
Retained earnings	605,440	668,687	5,764,543
Net unrealized holding gains on securities	13,333	27,992	241,310
Foreign currency translation adjustments	(55,346)	(38,352)	(330,621)
Less-Cost of treasury stock:			
19,624 thousand shares in 2005 and 19,798 thousand shares in 2006	(26,060)	(26,381)	(227,422)
Total shareholders' equity	1,004,326	1,098,910	9,473,362
	¥ 2,385,026	¥ 2,560,299	$ 22,071,543

Consolidated Statements of Income

Sharp Corporation and Consolidated Subsidiaries for the Years Ended March 31, 2005 and 2006

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Net Sales	¥ 2,539,859	¥ 2,797,109	$ 24,113,009
Cost of Sales	1,959,658	2,165,126	18,664,880
Gross profit	580,201	631,983	5,448,129
Selling, General and Administrative Expenses	429,181	468,273	4,036,836
Operating income	151,020	163,710	1,411,293
Other Income (Expenses):			
Interest and dividend income	5,446	5,769	49,733
Interest expense	(5,724)	(6,410)	(55,259)
Other, net	(22,558)	(23,051)	(198,715)
	(22,836)	(23,692)	(204,241)
Income before income taxes and minority interests	128,184	140,018	1,207,052
Income Taxes (Note 4):			
Current	62,795	50,073	431,664
Deferred	(12,364)	608	5,241
	50,431	50,681	436,905
Income before minority interests	77,753	89,337	770,147
Minority Interests in Income of Consolidated Subsidiaries	(908)	(666)	(5,742)
Net Income	¥ 76,845	¥ 88,671	$ 764,405

	Yen		U.S. Dollars
	2005	2006	2006
Per Share of Common Stock (Note 7):			
Net income	¥ 70.04	¥ 80.85	$ 0.70
Diluted net income	69.60	—	—
Cash dividends	20.00	22.00	0.19

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Sharp Corporation and Consolidated Subsidiaries for the Years Ended March 31, 2005 and 2006

	Number of Shares (thousands)		Yen (millions)		U.S. Dollars (thousands)
	2005	**2006**	2005	**2006**	**2006**
Common Stock (Note 7)	1,110,699	**1,110,699**	¥ 204,676	¥ **204,676**	$ **1,764,448**
Capital Surplus (Note 7):					
Beginning balance			¥ 262,140	¥ **262,283**	$ **2,261,061**
Gains on sales of treasury stock			143	**5**	**43**
Ending balance			¥ 262,283	¥ **262,288**	$ **2,261,104**
Retained Earnings (Note 7):					
Beginning balance			¥ 550,894	¥ **605,440**	$ **5,219,310**
Net income			76,845	**88,671**	**764,405**
Cash dividends paid			(21,819)	**(21,821)**	**(188,112)**
Directors' and statutory auditors' bonuses			(349)	**(440)**	**(3,793)**
Decrease in retained earnings resulting from change in accounting standards of consolidated subsidiaries			—	**(2,484)**	**(21,414)**
Decrease due to unfunded retirment benefit obligation of foreign subsidiaries			—	**(1,662)**	**(14,327)**
Other			(131)	**983**	**8,474**
Ending balance			¥ 605,440	¥ **668,687**	$ **5,764,543**
Net Unrealized Holding Gains on Securities:					
Beginning balance			¥ 14,176	¥ **13,333**	$ **114,939**
Net increase			(843)	**14,659**	**126,371**
Ending balance			¥ 13,333	¥ **27,992**	$ **241,310**
Foreign Currency Translation Adjustments:					
Beginning balance			¥ (61,828)	¥ **(55,346)**	$ **(477,121)**
Net increase			6,482	**16,994**	**146,500**
Ending balance			¥ (55,346)	¥ **(38,352)**	$ **(330,621)**
Treasury Stock:					
Beginning balance			¥ (26,526)	¥ **(26,060)**	$ **(224,655)**
Net increase			466	**(321)**	**(2,767)**
Ending balance			¥ (26,060)	¥ **(26,381)**	$ **(227,422)**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Sharp Corporation and Consolidated Subsidiaries for the Years Ended March 31, 2005 and 2006

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Cash Flows from Operating Activities:			
Income before income taxes and minority interests	¥ 128,184	¥ 140,018	$ 1,207,052
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities—			
Depreciation and amortization of properties and intangibles	169,359	186,434	1,607,190
Interest and dividend income	(5,446)	(5,769)	(49,733)
Interest expense	5,724	6,410	55,259
Foreign exchange loss	1,101	2,070	17,845
Loss on sales and disposal of plant and equipment	12,805	10,126	87,293
Increase in notes and accounts receivable	(48,579)	(43,716)	(376,862)
Decrease (increase) in inventories	(47,762)	2,693	23,215
Increase in payables	79,538	53,945	465,043
Other, net	(19,811)	(35,119)	(302,750)
Total	275,113	317,092	2,733,552
Interest and dividends received	6,194	7,961	68,629
Interest paid	(5,808)	(6,561)	(56,560)
Income taxes paid	(56,301)	(54,739)	(471,888)
Net cash provided by operating activities	219,198	263,753	2,273,733
Cash Flows from Investing Activities:			
Purchase of time deposits	(50,022)	(60,020)	(517,414)
Proceeds from redemption of time deposits	30,092	65,104	561,241
Purchase of short-term investments	(1,066)	—	—
Proceeds from sales of short-term investments	2,024	21,739	187,405
Acquisitions of plant and equipment	(270,414)	(232,770)	(2,006,638)
Proceeds from sales of plant and equipment	1,488	609	5,250
Purchase of investments in securities and investments in nonconsolidated subsidiaries and affiliates	(8,668)	(12,391)	(106,819)
Proceeds from sales of investments in securities and investments in nonconsolidated subsidiaries and affiliates	6,378	5,748	49,552
Loans made	(10,351)	(4,785)	(41,250)
Proceeds from collection of loans	10,184	4,561	39,319
Other, net	31,347	(17,181)	(148,112)
Net cash used in investing activities	(259,008)	(229,386)	(1,977,466)
Cash Flows from Financing Activities:			
(Decrease) increase in short-term borrowings, net	99,713	(20,032)	(172,690)
Proceeds from long-term debt	25,514	105,588	910,241
Repayments of long-term debt	(45,479)	(96,806)	(834,534)
Purchase of treasury stock	(364)	(336)	(2,896)
Dividends paid	(21,792)	(21,812)	(188,034)
Other, net	(51)	(362)	(3,121)
Net cash (used in) provided by financing activities	57,541	(33,760)	(291,034)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,015)	3,393	29,250
Net Increase in Cash and Cash Equivalents	16,716	4,000	34,483
Cash and Cash Equivalents at Beginning of Year	277,623	295,312	2,545,793
Cash and Cash Equivalents of Newly Consolidated Subsidiaries	970	—	—
Cash and Cash Equivalents Increased by Merger	3	154	1,327
Cash and Cash Equivalents at End of Year	¥ 295,312	¥ 299,466	$ 2,581,603

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Summary of Significant Accounting and Reporting Policies

(a) Basis of presenting consolidated financial statements

Sharp Corporation (the "Company") and its domestic consolidated subsidiaries maintain their official accounting records in Japanese yen and in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, ("Japanese GAAP") which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas consolidated subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2006, which was ¥116 to U.S. $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

(b) Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and significant companies over which the Company has power of control through majority voting right or existence of certain conditions evidencing control by the Company. Investments in nonconsolidated subsidiaries and affiliates over which the Company has the ability to exercise significant influence over operating and financial policies of the investees, are accounted for on the equity method.

In the elimination of investments in consolidated subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries.

Material intercompany balances, transactions and profits have been eliminated in consolidation.

(c) Translation of foreign currencies

Monetary assets and liabilities denominated in foreign currency are translated into Japanese yen at current rates at each balance sheet date and the resulting translation gains or losses are charged to income currently.

As to translation of financial statements of overseas subsidiaries and affiliates, assets and liabilities are translated at current rates at each balance sheet date, shareholders' equity accounts are translated at historical rates, and revenues and expenses are translated at average rates prevailing during the year. The resulting foreign currency translation adjustments are shown as a separate component of shareholders' equity.

(d) Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits placed with banks on demand and highly liquid investments with insignificant risk of changes in value which have maturities of three months or less when purchased.

(e) Short-term investments and investments in securities

Short-term investments consist of certificates of deposits and interest-bearing securities.

Investments in securities consist principally of marketable and nonmarketable equity securities and interest-bearing securities.

The Company and its domestic consolidated subsidiaries categorize those securities as "other securities", which, in principle, include all securities other than trading securities and held-to-maturity securities.

Other securities with available fair market values are stated at fair market value which is calculated as the average of market prices during the last month of the fiscal year. Unrealized holding gains and losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sales of such securities are principally computed using average cost.

Other securities with no available fair market values are stated at average cost, except for interest-bearing securities which are stated at amortized cost, net of the amount considered not collectible.

If the fair market value of other securities declines significantly, such securities are stated at fair market value and the difference between fair market values and the carrying amount is recognized as loss in the period of decline. If the net asset value of other securities, except for interest-bearing securities, with no available fair market values declines significantly, such securities are written down to the net asset value by charging to income. In these cases, such fair market value or the net asset value is carried forward to the next year.

(f) Leases

Finance leases, except those leases for which the ownership of the leased assets is considered to be transferred to the lessee, are primarily accounted for as operating leases.

(g) Inventories

Finished products are principally stated at the lower of moving average cost or market, however, finished products held by overseas consolidated subsidiaries are principally valued at the lower of

first-in, first-out cost or market. Work in process and raw materials are principally stated at the current production and purchase costs, respectively, not in excess of estimated realizable value.

(h) Depreciation and amortization

Depreciation of plant and equipment is primarily computed on the declining-balance method, except for machinery and equipment in the Mie and Kameyama plants, which are depreciated on the straight line method, over the estimated useful lives. Buildings acquired by the Company and its domestic consolidated subsidiaries on and after April 1, 1998 are depreciated on the straight-line method. Properties at overseas consolidated subsidiaries are mainly depreciated on the straight-line method.

Maintenance and repairs including minor renewals and betterments are charged to income as incurred.

(i) Accrued bonuses

The Company and its domestic consolidated subsidiaries accrue estimated amounts of employees' bonuses based on estimated amounts to be paid in the subsequent period.

(j) Income taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(k) Severance and pension benefits

The Company and its domestic consolidated subsidiaries have primarily a trusteed noncontributory defined benefit pension plan for their employees to supplement a governmental welfare pension plan.

Certain overseas consolidated subsidiaries primarily have defined contribution pension plans and lump-sum retirement benefit plans.

The Company and its domestic consolidated subsidiaries provide the allowance for severance and pension benefits based on the estimated amounts of projected benefit obligation and the fair value of the plan assets at the balance sheet date. Projected benefit obligation and expenses for severance and pension benefits are determined based on the amounts actuarially calculated using certain assumptions.

The excess of the projected benefit obligation over the total of the fair value of pension assets as of April 1, 2001 and the allowance for severance and pension benefits recorded as of April 1, 2001 (the "net transition obligation") amounted to ¥69,090 million. The net transition obligation is being amortized in equal amounts over 7 years commencing with the year ended March 31, 2002. Prior service costs are amortized using the straight-line method over the average of the estimated remaining service lives (16 years) commencing with the current period. Actuarial gains and losses are primarily amortized using the straight-line method over the average of the estimated remaining service lives (16 years) commencing with the following period.

Effective for the year ended March 31, 2006, the Company and its domestic consolidated subsidiaries adopted the new accounting standard "Partial Revision to Standards for Accounting for Retirement Benefits" (Accounting Standards Board Statement No.3 issued by the Accounting Standards Board of Japan on March 16, 2005), resulted in no impact on the financial statements.

Effective for the year ended March 31, 2006, the consolidated subsidiaries in the United Kingdom adopted a new accounting standard for retirement benefits in the United Kingdom.

As a result, retained earnings decreased by ¥4,765 million ($41,078 thousand) since the net transition obligation and actuarial losses were charged directly to retained earnings with immaterial impact on the net income.

The effect of this change on segment information is stated in Note 10. Segment Information.

Directors and statutory auditors customarily receive lump-sum payments upon their termination, subject to shareholders' approval. Such payments are charged to income when paid.

(l) Research and development expenses and software costs

Research and development expenses are charged to income as incurred. The research and development expenses charged to income amounted to ¥148,128 million and ¥154,362 million ($1,330,707 thousand) for the years ended March 31, 2005 and 2006, respectively.

Software costs are recorded principally in prepaid expenses and other and amortized by the straight-line method over estimated useful lives of principally 5 years.

(m) Derivative financial instruments

The Company and some of its consolidated subsidiaries use derivative financial instruments, which include foreign exchange forward contracts and interest rate swap agreements, in order to hedge risks of fluctuations in foreign currency exchange rates and interest rates associated with assets and liabilities denominated in foreign currencies, investments in securities and debt obligations.

All derivative financial instruments are stated at fair value and recorded on the balance sheets. The deferred method is used for recognizing gains or losses on hedging instruments and the hedged items. When foreign exchange forward contracts meet certain conditions, the hedged items are stated by the forward exchange contract rates.

The derivative financial instruments are used based on internal policies and procedures on risk control.

The risks of fluctuations in foreign currency exchange rates and interest rates have been assumed to be completely hedged over the period of hedging contracts as the major conditions of the hedging instruments and the hedged items are consistent. Accordingly,

the evaluation of effectiveness of the hedging contracts is not required.

The credit risk of such derivatives is assessed as being low because the counter-parties of these transactions are prestigious financial institutions.

(n) Impairment of fixed assets

Effective for the year ended March 31, 2006, the Company and its domestic consolidated subsidiaries adopted the new accounting standard for impairment of fixed assets ("Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and the implementation guidance for the accounting standard for impairment of fixed assets (Financial Standards Implementation Guidance No.6 issued by the Accounting Standards Board of Japan on October 31, 2003), resulted in no impact on the financial statements.

(o) Reclassifications

Certain prior year amounts have been reclassified to conform to 2006 presentation. These changes had no impact on previously reported results of operations.

2. Short-term Investments and Investments In Securities

The following is a summary of other securities with available fair market values as of March 31, 2005 and 2006:

	Yen (millions)			
	2006			
	Acquisition cost	Unrealized gains	Unrealized losses	Fair market value
Equity securities	**¥ 46,483**	**¥ 49,587**	**¥ (1,936)**	**¥ 94,134**
Other	**235**	**110**	**—**	**345**
	¥ 46,718	**¥ 49,697**	**¥ (1,936)**	**¥ 94,479**

	U.S. Dollars (thousands)			
	2006			
	Acquisition cost	Unrealized gains	Unrealized losses	Fair market value
Equity securities	**$ 400,716**	**$ 427,474**	**$ (16,690)**	**$ 811,500**
Other	**2,026**	**948**	**—**	**2,974**
	$ 402,742	**$ 428,422**	**$ (16,690)**	**$ 814,474**

	Yen (millions)			
	2005			
	Acquisition cost	Unrealized gains	Unrealized losses	Fair market value
Equity securities	¥ 37,009	¥ 23,237	¥ (680)	¥ 59,566
Other	330	179	—	509
	¥ 37,339	¥ 23,416	¥ (680)	¥ 60,075

Redemptions of other securities with maturities as of March 31, 2005 and 2006 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Corporate Bonds:			
Due within one year	¥ 21,385	¥ 6,533	$ 56,319
Due after one year through five years	14,478	10,188	87,828
Due after five years through ten years	—	—	—
Due over ten years	—	—	—
Convertible Bonds:			
Due within one year	—	—	—
Due after one year through five years	30	30	259
Due after five years through ten years	—	—	—
Due over ten years	—	—	—
Other:			
Due within one year	—	—	—
Due after one year through five years	564	252	2,172
Due after five years through ten years	—	—	—
Due over ten years	95	92	793

The proceeds from sales of other securities were ¥6,378 million and ¥2,631 million ($22,681 thousand) for the years ended March 31, 2005 and 2006, respectively. The gross realized gains on those sales were ¥2,683 million and ¥1,734 million ($14,948 thousand), respectively. The gross realized losses on those sales were ¥52 million and ¥8 million ($69 thousand), respectively.

Other securities with no available fair market values principally consisted of unlisted interest-bearing securities whose carrying amounts were ¥36,014 million and ¥16,754 million ($144,431 thousand) as of March 31, 2005 and 2006, respectively.

3. Inventories

Inventories as of March 31, 2005 and 2006 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Finished products	¥ 180,002	¥ 164,706	$ 1,419,879
Work in process	63,763	82,625	712,285
Raw materials	81,958	89,013	767,353
	¥ 325,723	¥ 336,344	$ 2,899,517

4. Income Taxes

The Company is subject to a number of different income taxes which, in the aggregate, indicate a normal tax rate in Japan of approximately 40.6% for the years ended March 31, 2005 and 2006.

The Company and the wholly owned domestic subsidiaries have adopted the consolidated tax return system of Japan.

The difference between the normal tax rate on income before income taxes and minority interests and the effective tax rate for financial statement purposes for the year ended March 31, 2005 was immaterial, which was due primarily to expenses not deductible for tax purposes and differences in normal tax rates of overseas subsidiaries.

The following table summarizes the significant differences between the normal tax rate and the effective tax rate for financial statement purposes for the year ended March 31, 2006:

	2006
Normal tax rate	40.6 %
Tax credit	(6.8)
Differences in normal tax rates of overseas subsidiaries	(2.0)
Dividend income	2.1
Undistributed earnings of overseas subsidiaries	0.5
Expenses not deductible for tax purposes and other	1.8
Effective tax rate	36.2 %

Significant components of deferred tax assets and deferred tax liabilities as of March 31, 2005 and 2006 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Deferred tax assets:			
Inventories	¥ 14,461	¥ 16,261	$ 140,181
Allowance for doubtful receivables	1,942	2,360	20,345
Accrued bonuses	12,449	12,602	108,638
Warranty reserve	1,608	1,903	16,405
Software	25,362	28,596	246,517
Long-term prepaid expenses	13,308	13,322	114,845
Enterprise taxes	2,405	2,486	21,431
Other	35,738	32,672	281,655
Gross deferred tax assets	107,273	110,202	950,017
Deferred tax liabilities:			
Retained earnings appropriated for tax allowable reserves	(9,997)	(12,577)	(108,422)
Undistributed earnings of overseas subsidiaries	(2,592)	(3,300)	(28,448)
Net unrealized holding gains on securities	(9,229)	(19,391)	(167,164)
Other	(3,223)	(2,476)	(21,345)
Gross deferred tax liabilities	(25,041)	(37,744)	(325,379)
Net deferred tax assets	¥ 82,232	¥ 72,458	$ 624,638

Net deferred tax assets and liabilities as of March 31, 2005 and 2006 were included in the consolidated balance sheets as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Other current assets	¥ 44,579	¥ 48,419	$ 417,405
Prepaid expenses and other	38,101	25,298	218,086
Other long-term liabilities	(448)	(1,259)	(10,853)
Net deferred tax assets	¥ 82,232	¥ 72,458	$ 624,638

5. Short-term Borrowings and Long-term Debt

The weighted average interest rates of short-term borrowings as of March 31, 2005 and 2006 were 1.1% and 1.2%, respectively. The Company and its consolidated subsidiaries have had no difficulty in renewing such loans when they have considered such renewal advisable.

Short-term borrowings including current portion of long-term debt as of March 31, 2005 and 2006 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2005	**2006**	**2006**
Bank loans	¥ 105,190	**¥ 85,027**	**$ 732,992**
Banker's acceptances payable	80	**71**	**612**
Commercial paper	165,737	**173,617**	**1,496,698**
Current portion of long-term debt	93,544	**22,280**	**192,069**
	¥ 364,551	**¥ 280,995**	**$ 2,422,371**

Long-term debt as of March 31, 2005 and 2006 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2005	**2006**	**2006**
0.0%—6.2% unsecured loans principally from banks, due 2005 to 2018	¥ 94,567	**¥ 106,642**	**$ 919,327**
2.00% unsecured straight bonds, due 2005	30,000	**—**	**—**
1.65% unsecured straight bonds, due 2005	10,000	**—**	**—**
0.57% unsecured straight bonds, due 2007	50,000	**50,000**	**431,034**
0.62% unsecured straight bonds, due 2010	—	**30,000**	**258,621**
0.97% unsecured straight bonds, due 2012	—	**20,000**	**172,414**
0.05%—1.47% unsecured Euroyen notes issued by a consolidated subsidiary, due 2005 to 2013	28,400	**21,800**	**187,931**
6.00% mortgage loans for employees' housing from a government-sponsored agency, due 2005 to 2009	3	**2**	**17**
0.48%—0.93% payables under securitized lease receivables, due 2005 to 2011	41,438	**35,381**	**305,009**
	254,408	**263,825**	**2,274,353**
Less-Current portion included in short-term borrowings	(93,544)	**(22,280)**	**(192,069)**
	¥ 160,864	**¥ 241,545**	**$ 2,082,284**

As is customary in Japan, substantially all of the bank borrowings are subject to general agreements with each bank which provide, among other things, that security and guarantees for present and future indebtedness will be given upon request of the bank, and that any collateral so furnished will be applicable to all indebtedness to that bank. To date, the Company has not received such requests from its banks. In addition, the agreements provide that the bank has the right to offset cash deposited against any short-term or long-term debt that becomes due, and in case of default and certain other specified events, against all other debts payable to the bank.

The aggregate annual maturities of long-term debt as of March 31, 2006 were as follows:

Year ending March 31	Yen (millions)	U.S. Dollars (thousands)
2008	¥ 96,066	$ 828,155
2009	46,045	396,940
2010	5,912	50,965
2011	49,586	427,465
2012 and thereafter	43,936	378,759
	¥ 241,545	$ 2,082,284

6. Leases

Finance leases

Information relating to finance leases, excluding those leases for which the ownership of the leased assets is considered to be transferred to the lessee, as of, and for the years ended March 31, 2005 and 2006, is as follows:

(a) As lessee

(1) Future minimum lease payments

	Yen (millions)		U.S. Dollars (thousands)
	2005	**2006**	**2006**
Due within one year	¥ 84,663	**¥ 90,869**	**$ 783,353**
Due after one year	171,092	**188,516**	**1,625,138**
	¥ 255,755	**¥ 279,385**	**$ 2,408,491**

(2) Lease payments

	Yen (millions)		U.S. Dollars (thousands)
	2005	**2006**	**2006**
Lease payments	¥ 15,775	**¥ 17,760**	**$ 153,103**

(b) As lessor

(1) Acquisition cost, accumulated depreciation and book value of leased properties

	Yen (millions)		U.S. Dollars (thousands)
	2005	**2006**	**2006**
Machinery and equipment:			
Acquisition cost	¥ 91,300	**¥ 105,901**	**$ 912,940**
Accumulated depreciation	30,582	**45,328**	**390,759**
Book value	¥ 60,718	**¥ 60,573**	**$ 522,181**

(2) Future minimum lease receipts

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Due within one year	¥ 89,059	¥ 97,235	$ 838,233
Due after one year	195,221	207,912	1,792,345
	¥ 284,280	¥ 305,147	$ 2,630,578

(3) Lease receipts, depreciation and assumed interest income

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Lease receipts	¥ 16,074	¥ 20,058	$ 172,914
Depreciation	14,569	18,243	157,267
Assumed interest income	1,990	2,176	18,759

Operating leases

(a) As lessee

Future minimum lease payments as of March 31, 2005 and 2006 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Due within one year	¥ 1,558	¥ 977	$ 8,422
Due after one year	1,947	2,146	18,500
	¥ 3,505	¥ 3,123	$ 26,922

(b) As lessor

Future minimum lease receipts as of March 31, 2005 and 2006 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Due within one year	¥ 1,236	¥ 1,172	$ 10,103
Due after one year	1,077	868	7,483
	¥ 2,313	¥ 2,040	$ 17,586

7. Shareholders' Equity and Per Share Data

The Japanese Commercial Code provides that at least one-half of the proceeds from shares issued be included in common stock and the remaining amount of the proceeds be accounted for as additional paid-in capital, which is included in capital surplus.

The Code provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays shall be appropriated and set aside as legal reserve until the total amount of legal reserve and additional paid-in capital equals 25% of the stated capital.

As of March 31, 2006, the total amount of legal reserve and additional paid-in capital exceeded 25% of the stated capital and, therefore, no additional provision is required.

On condition that the total amount of legal reserve and additional paid-in capital remains being equal to or exceeding 25% of the stated capital, they are available for distribution by the resolution of the shareholders' meeting. Legal reserve is included in retained earnings.

Year end cash dividends are approved by the shareholders after the end of each fiscal year and semiannual interim cash dividends are declared by the Board of Directors after the end of each interim six-month period. Such dividends are payable to shareholders of record at the end of each fiscal year or interim six-month period. In accordance with the Code, final cash dividends and the related appropriations of retained earnings have not been reflected in the financial statements at the end of such fiscal year. However, cash dividends per share shown in the accompanying consolidated statements of income reflect dividends applicable to the respective period.

On June 22, 2006, the shareholders approved the declaration of year end cash dividends totaling ¥13,090 million ($112,845 thousand) to shareholders of record as of March 31, 2006, covering the year then ended.

8. Contingent Liabilities

As of March 31, 2006, the Company and its consolidated subsidiaries had contingent liabilities as follows:

	Yen (millions)	U.S. Dollars (thousands)
	2006	2006
Loans guaranteed	¥ 7,683	$ 66,233
Notes discounted	966	8,327
	¥ 8,649	$ 74,560

9. Employees' Severance and Pension Benefits

Allowance for severance and pension benefits of the Company and its domestic consolidated subsidiaries as of March 31, 2005 and 2006 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Projected benefit obligation	¥ 340,898	¥ **349,052**	$ **3,009,069**
Less-Fair value of plan assets	(277,007)	**(356,977)**	**(3,077,388)**
Less-Unrecognized actuarial differences	(95,625)	**(27,280)**	**(235,172)**
Less-Unrecognized net transition obligation	(8,428)	**(5,619)**	**(48,440)**
Unrecognized prior service costs	45,345	**42,342**	**365,017**
Prepaid pension cost	19,018	**—**	**—**
Allowance for severance and pension benefits	¥ 24,201	¥ **1,518**	$ **13,086**

In addition, allowance for severance and pension benefits of ¥808 million as of March 31, 2005, and ¥7,034 million ($60,638 thousand) as of March 31, 2006, were provided by certain overseas consolidated subsidiaries in conformity with generally accepted accounting principles and practices prevailing in the respective countries of domicile.

Expenses for severance and pension benefits of the Company and its domestic consolidated subsidiaries for the years ended March 31, 2005 and 2006 consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Service costs	¥ 12,029	¥ **12,918**	$ **111,362**
Interest costs on projected benefit obligation	8,269	**8,520**	**73,448**
Expected return on plan assets	(11,484)	**(12,468)**	**(107,483)**
Amortization of net transition obligation	2,809	**2,809**	**24,216**
Recognized actuarial loss	7,182	**7,235**	**62,371**
Amortization of prior service costs	(3,091)	**(3,097)**	**(26,698)**
Expenses for severance and pension benefits	¥ 15,714	¥ **15,917**	$ **137,216**

The discount rate used by the Company and its domestic consolidated subsidiaries was 2.5% for the years ended March 31, 2005 and 2006. The rate of expected return on plan assets used by the Company and its domestic consolidated subsidiaries for the years ended March 31, 2005 and 2006 was 4.5%. The estimated amount of all retirement benefits to be paid at future retirement dates was allocated equally to each service year using the estimated number of total service years for the year ended March 31, 2005.

Effective for the year ended March 31, 2006, the Company and most of its domestic consolidated subsidiaries amended their retirement benefit plan to introduce a "point" based retirement benefit plan. This plan amendment resulted in immaterial prior service costs. According to this amendment, the estimated amount of all retirement benefits to be paid at future retirement dates is allocated to each service year mainly based on points.

10. Segment Information

The Company and its consolidated subsidiaries operate in Consumer/Information Products business and Electronic Components business. Consumer/Information Products business includes audio-visual and communication equipment, home appliances and information equipment. Electronic Components business includes LSIs, LCDs and other electronic components.

Information by business segment for the years ended March 31, 2005 and 2006 is as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	**2006**	**2006**
Net Sales:			
Consumer/Information Products:			
Customers	¥ 1,600,937	¥ **1,736,763**	$ **14,972,095**
Intersegment	11,093	**6,086**	**52,465**
Total	1,612,030	**1,742,849**	**15,024,560**
Electronic Components:			
Customers	938,922	**1,060,346**	**9,140,914**
Intersegment	258,393	**297,724**	**2,566,586**
Total	1,197,315	**1,358,070**	**11,707,500**
Elimination	(269,486)	**(303,810)**	**(2,619,051)**
Consolidated	¥ 2,539,859	¥ **2,797,109**	$ **24,113,009**
Operating Income:			
Consumer/Information Products	¥ 57,035	¥ **62,299**	$ **537,060**
Electronic Components	93,520	**101,914**	**878,569**
Elimination	465	**(503)**	**(4,336)**
Consolidated	¥ 151,020	¥ **163,710**	$ **1,411,293**
Total Assets:			
Consumer/Information Products	¥ 730,973	¥ **775,684**	$ **6,686,931**
Electronic Components	1,172,267	**1,352,124**	**11,656,241**
Elimination and Corporate Assets	481,786	**432,491**	**3,728,371**
Consolidated	¥ 2,385,026	¥ **2,560,299**	$ **22,071,543**
Depreciation and Amortization:			
Consumer/Information Products	¥ 38,988	¥ **38,314**	$ **330,293**
Electronic Components	137,520	**155,629**	**1,341,629**
Elimination	(539)	**(829)**	**(7,146)**
Consolidated	¥ 175,969	¥ **193,114**	$ **1,664,776**
Capital Expenditures:			
Consumer/Information Products	¥ 48,335	¥ **63,355**	$ **546,164**
Electronic Components	225,156	**226,678**	**1,954,121**
Elimination	(1,551)	**(2,468)**	**(21,276)**
Consolidated	¥ 271,940	¥ **287,565**	$ **2,479,009**

Corporate assets as of March 31, 2005 and 2006 were ¥500,047 million and ¥447,139 million ($3,854,647 thousand), respectively, and were mainly comprised of the Company's cash and cash equivalents and investments in securities.

Effective for the year ended March 31, 2006, the consolidated subsidiaries in the United Kingdom adopted a new accounting standard for retirement benefits in the United Kingdom, resulted in immaterial impact on the segment information.

Information by geographic segment for the years ended March 31, 2005 and 2006 is as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	2006	2006
Net Sales:			
Japan:			
Customers	¥ 1,626,944	¥ 1,742,349	$ 15,020,250
Intersegment	629,484	708,691	6,109,405
Total	2,256,428	2,451,040	21,129,655
The Americas:			
Customers	338,342	409,105	3,526,767
Intersegment	7,858	7,715	66,509
Total	346,200	416,820	3,593,276
Asia:			
Customers	110,658	116,690	1,005,948
Intersegment	158,828	178,556	1,539,276
Total	269,486	295,246	2,545,224
Europe:			
Customers	353,198	425,371	3,666,992
Intersegment	2,975	3,662	31,569
Total	356,173	429,033	3,698,561
Other:			
Customers	110,717	103,594	893,052
Intersegment	167,929	290,868	2,507,482
Total	278,646	394,462	3,400,534
Elimination	(967,074)	(1,189,492)	(10,254,241)
Consolidated	¥ 2,539,859	¥ 2,797,109	$ 24,113,009
Operating Income:			
Japan	¥ 138,769	¥ 146,370	$ 1,261,810
The Americas	2,544	3,358	28,948
Asia	2,653	2,883	24,853
Europe	1,947	5,856	50,483
Other	6,133	7,201	62,078
Elimination	(1,026)	(1,958)	(16,879)
Consolidated	¥ 151,020	¥ 163,710	$ 1,411,293
Total Assets:			
Japan	¥ 1,585,073	¥ 1,777,418	$ 15,322,569
The Americas	131,016	142,627	1,229,543
Asia	68,201	80,988	698,172
Europe	135,068	147,290	1,269,741
Other	100,698	136,370	1,175,604
Elimination and Corporate Assets	364,970	275,606	2,375,914
Consolidated	¥ 2,385,026	¥ 2,560,299	$ 22,071,543

Corporate assets as of March 31, 2005 and 2006 were ¥500,047 million and ¥447,139 million ($3,854,647 thousand), respectively, and were mainly comprised of the Company's cash and cash equivalents and investments in securities.

Effective for the year ended March 31, 2006, the consolidated subsidiaries in the United Kingdom adopted a new accounting standard for retirement benefits in the United Kingdom, resulted in immaterial impact on the segment information.

Overseas sales for the years ended March 31, 2005 and 2006 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2005	**2006**	**2006**
Overseas sales:			
The Americas	¥ 372,184	¥ **450,307**	$ **3,881,957**
Asia	207,186	**214,131**	**1,845,957**
Europe	407,455	**488,945**	**4,215,043**
Other	223,323	**246,645**	**2,126,250**
Total	¥ 1,210,148	¥ **1,400,028**	$ **12,069,207**

Overseas sales were comprised of overseas consolidated subsidiaries' sales and the Company's and its domestic consolidated subsidiaries' export sales to customers.

Independent Auditors' Report



To the Board of Directors of Sharp Corporation:

We have audited the accompanying consolidated balance sheets of Sharp Corporation (a Japanese corporation) and its consolidated subsidiaries as of March 31, 2005 and 2006, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sharp Corporation and its consolidated subsidiaries as of March 31, 2005 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Japan.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1(a) to the consolidated financial statements.

KPMG AZSA & Co.

Osaka, Japan
June 22, 2006

Consolidated Subsidiaries

Domestic:

Sharp Electronics Marketing Corporation
Sharp Finance Corporation
Sharp System Products Co., Ltd.
Sharp Manufacturing Systems Corporation
Sharp Engineering Corporation
Sharp Document Systems Corporation
Sharp Amenity Systems Corporation
Sharp Niigata Electronics Corporation
Sharp Trading Corporation

Overseas:
<Countries and Areas>

Sharp Electronics Corporation <New Jersey, U.S.A.>
Sharp Laboratories of America, Inc. <Washington, U.S.A.>
Sharp Electronics Manufacturing Company of America, Inc. <California, U.S.A.>
Sharp Electronics of Canada Ltd. <Ontario, Canada>
Sharp Electronica Mexico S.A. de C.V. <Baja California, Mexico>
Sharp Electronics (Europe) GmbH <Hamburg, Germany>
Sharp Electronics (U.K.) Ltd. <Middlesex, U.K.>
Sharp Laboratories of Europe, Ltd. <Oxford, U.K.>
Sharp International Finance (U.K.) Plc. <Middlesex, U.K.>
Sharp Electronica España S.A. <Barcelona, Spain>
Sharp Electronics (Schweiz) AG <Rüschlikon, Switzerland>
Sharp Electronics (Nordic) AB <Bromma, Sweden>
Sharp Electronics France S.A. <Paris, France>
Sharp Manufacturing France S.A. <Soultz, France>
Sharp Electronics (Italia) S.p.A. <Milano, Italy>
Sharp Electronics Benelux B.V. <Houten, The Netherlands>
Sharp Electronics (Taiwan) Co., Ltd. <Kaohsiung, Taiwan>
Sharp Electronic Components (Taiwan) Corporation <Taipei, Taiwan>
Sharp Technology (Taiwan) Corporation <Taipei, Taiwan>
Sharp (Phils.) Corporation <Manila, Philippines>
Sharp-Roxy Sales (Singapore) Pte., Ltd. <Singapore>
Sharp Electronics (Singapore) Pte., Ltd. <Singapore>
Sharp Manufacturing Corporation (M) Sdn. Bhd. <Johor, Malaysia>
Sharp Electronics (Malaysia) Sdn. Bhd. <Selangor, Malaysia>
Sharp Microelectronics Technology (Malaysia) Sdn. Bhd. <Selangor, Malaysia>
Sharp Appliances (Thailand) Ltd. <Chachoengsao, Thailand>
Sharp Software Development India Pvt. Ltd. <Bangalore, India>
Shanghai Sharp Electronics Co., Ltd. <Shanghai, China>
Sharp Office Equipments (Changshu) Co., Ltd. <Changshu, China>
Wuxi Sharp Electronic Components Co., Ltd. <Wuxi, China>
Nanjing Sharp Electronics Co., Ltd. <Nanjing, China>
Sharp Electronics (Shanghai) Co., Ltd. <Shanghai, China>
Sharp Technical Components (Wuxi) Co., Ltd. <Wuxi, China>
P.T. Sharp Electronics Indonesia <Jakarta, Indonesia>
P.T. Sharp Semiconductor Indonesia <West Java, Indonesia>
Sharp Corporation of Australia Pty. Ltd. <New South Wales, Australia>
Sharp Corporation of New Zealand Ltd. <Auckland, New Zealand>
Sharp Middle East FZE <Dubai, U.A.E.>

Note: P.T. Sharp Yasonta Indonesia was renamed P.T. Sharp Electronics Indonesia in May 2005.

Investor Information

(As of March 31, 2006)

Shareholders

Number of Shareholders 103,894

Principal Shareholders

	Number of shares held	Percentage of total shares
Nippon Life Insurance Company	52,967,384	4.77%
Meiji Yasuda Life Insurance Company	47,359,000	4.26
Japan Trustee Service Bank, Ltd. (Trust Account)	47,202,000	4.25
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	41,678,116	3.75
The Master Trust Bank of Japan, Ltd. (Trust Account)	33,061,000	2.98
Mizuho Corporate Bank, Ltd.	32,410,469	2.92
The Dai-ichi Mutual Life Insurance Company	30,704,140	2.76
Mitsui Sumitomo Insurance Company, Limited	30,658,022	2.76
Sompo Japan Insurance Inc.	26,870,000	2.42
State Street Bank and Trust Company	20,327,537	1.83
Total	363,237,668	32.70%

Note: Aside from the above, a total of 4,770,000 shares in Mizuho Corporate Bank, Ltd. have been set up as trust assets related to the employee pension trust.

Share Distribution


Japanese securities companies
20,890,937 (1.88%)
Other Japanese corporations
43,593,384 (3.93%)
Japanese individual shareholders
215,431,455 (19.40%)
Foreign shareholders
299,264,445 (26.94%)
Total
1,110,699,887
Shares
Treasury stock
19,798,861 (1.78%)
Japanese financial institutions*
511,720,805 (46.07%)

* A total of 70,600,000 shares (6.36%) in investment trusts and pension trust funds are included in shares held by Japanese financial institutions.

Japanese Stock Exchange Listings Tokyo, Osaka, Nagoya, Fukuoka, Sapporo

Overseas Stock Exchange Listings Paris, Luxembourg, Swiss

Shareholders' Register Manager

Mizuho Trust & Banking Co., Ltd.
Osaka Stock Transfer Agency Department
11-16, Sonezaki 2-chome, Kita-ku, Osaka 530-0057, Japan
Phone: (Osaka) +81-6-6313-5127 (Tokyo) +81-3-5213-5213

Investor Relations Office

Sharp Corporation Investor Relations Office

(Osaka) 22-22, Nagaike-cho, Abeno-ku, Osaka 545-8522, Japan
Phone: +81-6-6625-3023 Fax: +81-6-6627-1759

(Tokyo) 8, Ichigaya-Hachiman-cho, Shinjuku-ku, Tokyo 162-8408, Japan
Phone: +81-3-3260-1289 Fax: +81-3-3260-1822

Web sites:
(English) http://sharp-world.com/corporate/ir/index.html
(Japanese) http://www.sharp.co.jp/corporate/ir/index.html

SHARP CORPORATION

22, Nagaike-cho, Abeno-ku, Osaka 545-8522, Japan

+81-6-6621-1221

www.sharp.co.jp



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